                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July, 2003

                          Commission File Number 1-7616

                               PIONEER CORPORATION
                               -------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F  X         Form 40-F
                               ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                   No  X
                               ---                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     PIONEER CORPORATION
                                     -------------------
                                     (Registrant)

Date: July 1, 2003
                                     By /s/ Kaneo Ito
                                        -------------------------------------
                                        Kaneo Ito
                                        President and Representative Director



This report on Form 6-K contains the followings:

1. The English-translated Resolution Notice passed at the 57th Ordinary General Meeting of Shareholders of common stock of the Company held on June 27, 2003;

2. The English-translated Business Report, prepared on a parent-only basis for the fiscal year ended March 31, 2003; and

3. The announcement released by the Company to the press in Japan dated June 27, 2003, concerning issue of share acquisition rights for the purpose of granting stock options.

                                  (Translation)
                                                                   June 27, 2003

To Our Shareholders:

   NOTICE OF RESOLUTIONS AT THE 57TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We take pleasure in informing you that the matters were reported on or acted upon as described hereunder at the 57th Ordinary General Meeting of Shareholders of the Company held on June 27, 2003.

                                         Very truly yours,

                                         Kaneo Ito
                                         President and Representative Director
                                         Pioneer Corporation
                                         4-1, Meguro 1-chome, Meguro-ku, Tokyo

                                   DESCRIPTION
MATTERS REPORTED ON:

       Reports on the Business Report, Balance Sheet and Statement of Income for the 57th Accounting Period (from April 1, 2002 to March 31, 2003)

       The contents of these documents were reported.

MATTERS ACTED UPON:

       AGENDA ITEM NO. 1.   Approval of Proposal of Appropriation of
                            Unappropriated Retained Earnings for the 57th
                            Accounting Period

       It was approved and passed as proposed to pay a year-end cash dividend at the ratio of 10 yen per share of common stock.

       AGENDA ITEM NO. 2.   Amendment to a Portion of the Articles of
                            Incorporation

       This was approved and passed as proposed. Summary of the amendment is as follows:

       (1) Necessary amendments were made following the addition to the Commercial Code of Japan of a system for sale of fractional unit shares, a system for lapse of share certificates, and permission of reduction of the quorum for special resolutions at the general meetings of shareholders, pursuant to the "Law Amending the Commercial Code and Other Related Laws" of Japan.

       (2) The term of office of Directors was shortened from two (2) years to one (1) year, in order to make the responsibility of Directors clearer and to enable prompt response to the changing business environment.

       AGENDA ITEM NO. 3. Purchases by the Company of Its Own Shares

       It was approved and passed as proposed, pursuant to the provisions of Articles 210 of the Commercial Code of Japan, that the Company can purchase its shares of common stock up to five million (5,000,000) shares with a total purchase price up to twenty billion (20,000,000,000) yen, up to the time of the conclusion of the next Ordinary General Meeting of Shareholders to be held in June 2004.

       AGENDA ITEM NO. 4. Election of Eight (8) Directors

       As proposed, Messrs. Yoshimichi Inada, Katsuhiro Abe, Akira Niijima, Takashi Kobayashi and Tadahiro Yamaguchi were re-elected, and Messrs. Tamihiko Sudo, Osamu Yamada and Hajime Ishizuka were newly elected. All those elected assumed their offices, respectively.

       AGENDA ITEM NO. 5. Election of Four (4) Corporate Auditors

       As proposed, Mr. Makoto Koshiba was re-elected, and Messrs. Shinji Yasuda, Isao Moriya and Keiichi Nishikido were newly elected. All those elected assumed their offices, respectively.

       AGENDA ITEM NO. 6. Presentation of Retirement Allowance to Retiring
                          Directors and Retiring Corporate Auditors

       It was approved and passed as proposed to present retirement allowances to Messrs. Hiroshi Aiba and Shinji Yasuda, who retired from the offices of Directors and Mr. Makito Baba who retired from the office of Corporate Auditor, as well as the late Mr. Masanori Iijima, Corporate Auditor, for their services rendered during their terms in office, within a reasonable amount in accordance with the existing regulation of the Company. It was also resolved to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the Board of Directors with respect to the retiring Directors, and to the discussion and agreement among Corporate Auditors with respect to the retiring Corporate Auditors.


       AGENDA ITEM NO. 7. Issue of Share Acquisition Rights for the Purpose of
                          Granting Stock Options

       It was approved and passed as proposed, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, to issue to directors, executive officers and employees of the Company and directors of its subsidiaries share acquisition rights upon exercise of which a maximum of 350,000 shares of common stock of the Company is to be issued (or transferred from the Company's own shares held by the Company in lieu thereof).

                                      # # #

Please be advised that at the Board of Directors' meeting held after the Shareholders' Meeting a resolution was made to appoint Directors holding specific titles and Representative Directors as follows:

       Messrs. Yoshimichi Inada and Katsuhiro Abe as Executive Vice Presidents and Representative Directors; Messrs. Akira Niijima and Takashi Kobayashi as Senior Managing Directors; and Messrs. Tadahiro Yamaguchi, Tamihiko Sudo and Osamu Yamada as Managing Directors. All those elected assumed their offices, respectively.

Please also be advised that, at the Board of Corporate Auditors' meeting held after the Shareholders' Meeting, Messrs. Makoto Koshiba and Shinji Yasuda were elected as full time Corporate Auditors through co-optation by Corporate Auditors, and they assumed their offices, respectively. Accordingly, the Company's Directors and Corporate Auditors are currently as follows:

* Chairman                           Kanya Matsumoto              Managing Director                    Osamu Yamada
* President                          Kaneo Ito                    Director                             Koichi Shimizu
* Executive Vice President           Yoshimichi Inada             Director                             Hajime Ishizuka
* Executive Vice President           Katsuhiro Abe                Director                             Tatsuhiro Ishikawa
Senior Managing Director             Akira Niijima                Corporate Auditor (full time)        Makoto Koshiba
Senior Managing Director             Takashi Kobayashi            Corporate Auditor (full time)        Shinji Yasuda
Managing Director                    Tadahiro Yamaguchi           Corporate Auditor                    Terumichi Tsuchida
Managing Director                    Satoshi Matsumoto            Corporate Auditor                    Isao Moriya
Managing Director                    Tamihiko Sudo                Corporate Auditor                    Keiichi Nishikido
*  Representative Director

In addition, at the above Board of Directors' meeting, Mr. Masaru Saotome was elected as Senior Managing Executive Officer, Mr. Seiichiro Kurihara was elected as Senior Executive Officer, and Masaharu Yoshino, Kenji Sato, Yoichi Sato, Toshiyuki Ito and Susumu Kotani were elected as Executive Officers, and all those elected assumed their offices, respectively. Accordingly, the Company's Executive Officers are currently as follows:

Senior Managing Executive Officer    Masaru Saotome               Executive Officer                    Sumitaka Matsumura
Senior Executive Officer             Kazunori Yamamoto            Executive Officer                    Yoshio Taniyama
Senior Executive Officer             Shungo Minato                Executive Officer                    Hideki Okayasu
Senior Executive Officer             Kiyoshi Uchida               Executive Officer                    Chojuro Yamamitsu
Senior Executive Officer             Seiichiro Kurihara           Executive Officer                    Masaharu Yoshino
Executive Officer                    Koki Aizawa                  Executive Officer                    Kenji Sato
Executive Officer                    Toshihiko Norizuki           Executive Officer                    Yoichi Sato
Executive Officer                    Buntarou Nishikawa           Executive Officer                    Toshiyuki Ito
Executive Officer                    Osamu Takada                 Executive Officer                    Susumu Kotani
Executive Officer                    Masao Kawabata

                                      # # #

                                  (TRANSLATION)
                            THE 57TH BUSINESS REPORT
                   For the Annual Period Ended March 31, 2003




            This is a translation of the original Semiannual Business
                Report written in the Japanese language, prepared
                    primarily for the benefit and information
                 of shareholders of the Company's common stock.


















                               PIONEER CORPORATION
                                  Tokyo, Japan

TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

During the 57th annual accounting period, ended March 31, 2003, consolidated operating revenue of Pioneer Corporation was the highest ever, at 712,268 million yen, rising 7.6% over the previous year.

     Operating income increased 74.8% from the previous year to 31,352 million yen. This is mainly attributable to a large increase in sales in Home Electronics, Car Electronics and Others, despite a decline in profit from Patent Licensing due to decreased royalty revenue. Net income also jumped to 16,078 million yen, from 8,047 million yen posted the previous year, reflecting an increase of operating income.

On a parent-only basis, net sales for the period under review increased 7.0% to 450,950 million yen, while net income rose 33.0% to 4,243 million yen.

     Year-end dividend payments were set at 10 yen per share of common stock, an increase of 2.5 yen over the previous accounting period. When added to the interim dividend paid last December, this brings the annual cash dividend for this accounting period to 17.50 yen, a 2.5 yen increase over the previous year.

     In the period under review, the Company purchased 5,110 thousand of its own shares of common stock, based on the resolution adopted at the last Ordinary General Meeting of Shareholders to take timely, flexible measures to achieve its capital policy.

The business environment remains severe, characterized by uncertain economic conditions in our major markets of Japan, North America and Europe, and intensifying price competition in our major product categories. In response to this situation, based on our "select and focus" policy, we are concentrating management resources on strategic businesses to achieve the targets set forth in the medium-term management plan, while simultaneously undertaking business restructuring.

Regarding the plasma display business, startup of new production lines is expected to meet fast-growing demand. Pioneer Display Products Corporation, established in April 2003, merged production subsidiaries to make for more efficient plasma display production. As a result, we plan to expand the production capacity to 500,000 units per year by spring 2005. We are also continuing to develop new display panels that will enhance picture quality, use energy more efficiently and lower production costs by reducing the number of parts, thereby differentiating our products from those of our competitors.

In the DVD business, sales of DVD-R/RW drives for PCs are rising sharply. Aiming for vigorous business expansion, we are introducing high-speed disc recording models and slim portable models with a small footprint. As for home-use DVD recorders, we are supplying models with value-added features. Models launched in the fall of 2002 with a large-capacity hard disk drive (HDD) that can store more than 100 hours of recorded video are selling strongly. The Company aims to increase sales of both DVD-R/RW drives and DVD recorders.

In our car electronics business, we continue striving to strengthen our position as a leader in the market. In the field of car navigation systems, our HDD models with advanced functions and affordable and easy-to-operate DVD models have earned excellent reputations. In November 2002 we released on the consumer market the world's first car navigation system that incorporates a data communication module for access to the latest map data. In the car audio business, the Company plans to widen its market share with new innovative products, such as car CD players with OEL displays, to satisfy ever-diversifying consumer demand.

We are continuing our efforts to reduce operating costs and expenses on a global scale. In order to improve production cost efficiency, we are expanding our production in China, despite the effects of SARS (Severe Acute Respiratory Syndrome). Also, we have set up an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue. Targeting optimally efficient control of inventory worldwide, supply chain management started operation in April 2002 in some departments within the group. Through these initiatives, we aim to improve the Company's cash flow and profits.

We appreciate the support that shareholders have always given us, and look forward to more of it. And we will keep doing everything in our power to improve shareholder value.

June 27, 2003
Tokyo, Japan

                                    Kaneo Ito
                                    President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT
--------------------------------------------------------------------------------
PERCENT OF OPERATING REVENUE

                                                 YEAR ENDED MARCH 31
                                        -------------------------------------
                                          2001          2002         2003
                                        ----------    ----------   ----------
Home Electronics                            34.3%         32.5%        32.1%
Car Electronics                             38.7%         38.9%        39.5%
Patent Licensing                             3.2%          2.7%         1.8%
Others                                      23.8%         25.9%        26.6%
                                        ----------    ----------   ----------

Note: Effective this accounting period, the Company changed reportable segments into four categories -- "Home Electronics," "Car Electronics," "Patent Licensing" and "Others." Previous figures for the corresponding period have been restated accordingly.

HOME ELECTRONICS
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES STEREO SYSTEMS, INDIVIDUAL STEREO COMPONENTS, DVD PLAYERS, DVD RECORDERS, LASER DISC PLAYERS, PLASMA DISPLAYS, PROJECTION TVS, EQUIPMENT FOR CABLE-TV SYSTEMS, DIGITAL BROADCAST SET-TOP BOXES AND TELEPHONES.

Sales in this segment increased 6.2% over the previous year to 228,744 million yen.

     In Japan, sales rose by 24.7% to 72,487 million yen, despite decreased sales of compact stereo systems, primarily due to a large increase in sales of home-use DVD recorders, in particular those equipped with a large-capacity HDD, in addition to increased sales of plasma displays and home telephones.

     Overseas, sales were almost the same as the previous period at 156,257 million yen, reflecting primarily a large increase in sales of plasma displays worldwide and the yen's depreciation against the euro, offsetting falling sales of digital broadcast set-top boxes in Europe and compact stereo systems worldwide.

CAR ELECTRONICS
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES CAR AUDIO PRODUCTS AND CAR NAVIGATION SYSTEMS.

Sales in this segment amounted to 281,090 million yen, up 9.1% over the previous year.

     In Japan, sales increased 10.6% to 105,736 million yen. Sales in the consumer market of two types of car navigation systems, advanced HDD models and affordable, easy-to-operate DVD models, continued to be strong.

     Overseas sales also increased 8.2% to 175,354 million yen primarily due to growing sales of car CD players in consumer markets and sales of car audio products to automobile manufacturers in North America.


PATENT LICENSING
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES THE LICENSING OF PATENTS RELATED TO OPTICAL DISC TECHNOLOGIES.

Royalty revenue from Patent Licensing decreased 28.5% from the previous year to 12,584 million yen. This was due to a decline in royalty revenue related to digital recording products such as CD-R drives, resulting from lower personal computer (PC) demand, and expiration of the Company's optical disc-related patents in some areas.

OTHERS
--------------------------------------------------------------------------------
THIS SEGMENT INCLUDES DVD-R/RW DRIVES, DVD-ROM DRIVES, FACTORY AUTOMATION SYSTEMS, ORGANIC ELECTROLUMINESCENT (OEL) DISPLAY PANELS, DEVICES AND PARTS, AND AUDIO/VIDEO SOFTWARE.

Sales in this segment rose 10.8% over the previous year to 189,850 million yen.

     In Japan, sales increased 19.2% to 103,233 million yen. This increase is attributed primarily to encouraging sales of cellular phone-related devices, including OEL displays, and DVD-R/RW drives for PC use, as well as increased sales of DVD software.

     Overseas, sales were up 2.1% over the preceding year to 86,617 million yen, primarily due to increased sales of optical disc manufacturing systems in Asia and DVD-R/RW drives, despite decreased sales of speaker devices for cellular phones.

CONSOLIDATED FINANCIAL STATEMENTS
PIONEER CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------


(1) CONSOLIDATED BALANCE SHEETS

                                                                (IN MILLIONS OF YEN)
                                                                      March 31
                                                            ----------------------------
                                                                 2003            2002
                                                            ------------    ------------
ASSETS
Current assets:
      Cash and cash equivalents                                  142,480         127,113
      Available-for-sale securities                                    -           3,455
      Trade receivables, less allowance                          113,868         125,563
      Inventories                                                 93,620          96,910
      Others                                                      66,014          58,779
                                                            ------------    ------------
              Total current assets                               415,982         411,820
Investments and long-term receivables                             25,871          33,004
Property, plant and equipment, less depreciation                 145,699         150,760
Intangible assets                                                 15,619          15,561
Other assets                                                      43,858          33,984
                                                            ------------    ------------
                                                                 647,029         645,129
                                                            ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Short-term borrowings and current portion
         of long-term debt                                        30,867          48,418
      Trade payables                                              67,173          57,231
      Others                                                     108,490          88,661
                                                            ------------    ------------
              Total current liabilities                          206,530         194,310
Long-term debt                                                    32,196          35,677
Other long-term liabilities                                       71,631          48,895
Minority interests                                                18,279          19,244
Shareholders' equity:
      Common stock                                                49,049          49,049
      Capital surplus                                             82,159          82,010
      Retained earnings                                          253,266         240,692
      Accumulated other comprehensive income (loss)              (55,629)        (24,736)
      Treasury stock                                             (10,452)            (12)
                                                            ------------    ------------
              Total shareholders' equity                         318,393         347,003
                                                            ------------    ------------
                                                                 647,029         645,129
                                                            ============    ============

(2) CONSOLIDATED STATEMENTS OF INCOME

                                                              (IN MILLIONS OF YEN EXCEPT
                                                                PER SHARE INFORMATION)
                                                                     YEAR ENDED
                                                                      MARCH 31
                                                            ----------------------------
                                                                2003            2002
                                                            ------------    ------------
Operating revenue:
    Net sales                                                    699,684         644,537
    Royalty revenue                                               12,584          17,588
                                                            ------------    ------------
                                                                 712,268         662,125
                                                            ------------    ------------
Operating costs and expenses:
    Cost of sales                                                498,492         465,336
    Selling, general and administrative                          182,424         178,848
                                                            ------------    ------------
                                                                 680,916         644,184
                                                            ------------    ------------
Operating income                                                  31,352          17,941
Other income (expenses):
    Interest income                                                2,192           3,039
    Foreign exchange gain (loss)                                  (2,042)            297
    Interest expense                                              (2,887)         (3,445)
    Others, net                                                       15          (2,489)
                                                            ------------    ------------
                                                                  (2,722)         (2,598)
                                                            ------------    ------------
Income before income taxes                                        28,630          15,343
Income taxes                                                       9,447           6,722
Minority interest in income of subsidiaries                           21            (504)
Equity in losses of affiliated companies                          (3,126)            (70)
                                                            ------------    ------------
Net income                                                        16,078           8,047
                                                            ============    ============

Net income per share:
   Basic                                                           90.24           44.70
   Diluted                                                         90.24           44.69

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 (IN MILLIONS OF YEN)
                                                                     YEAR ENDED
                                                                      MARCH 31
                                                            ----------------------------
                                                                 2003            2002
                                                            ------------    ------------
Operating activities:
    Net income                                                    16,078           8,047
    Depreciation and amortization                                 36,387          36,782
    (Increase) decrease in trade receivables                       9,668          (2,225)
    Decrease in inventories                                          715           3,288
    Increase in trade payables                                    11,856           9,304
    Increase in other accrued liabilities                          8,363           2,716
    Other                                                          8,667            (802)
                                                            ------------    ------------
     Net cash provided by operating activities                    91,734          57,110
                                                            ------------    ------------
Investing activities:
    Payment for purchase of fixed assets                         (40,782)        (46,996)
    Other                                                          5,329          (4,152)
                                                            ------------    ------------
     Net cash used in investing activities                       (35,453)        (51,148)
                                                            ------------    ------------
Financing activities:
    Decrease in short-term borrowings
      and long-term debt                                         (21,128)         (1,694)
    Dividends paid                                                (2,688)         (2,699)
    Purchase and sale of treasury stock, net                     (10,852)            (12)
    Other                                                            (12)            198
                                                            ------------    ------------
     Net cash used in financing activities                       (34,680)         (4,207)
                                                            ------------    ------------
Effect of exchange rate changes on cash
   and cash equivalents                                           (6,234)          4,231
                                                            ------------    ------------
Net increase in cash and cash equivalents                         15,367           5,986
Cash and cash equivalents at beginning of year                   127,113         121,127
                                                            ------------    ------------
Cash and cash equivalents at end of year                         142,480         127,113
                                                            ============    ============

Notes:

1. The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. The consolidated financial statements include the accounts of the parent company and 142 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3. Computation of net income per share is based on Statements of Financial Accounting Standards No.128 "Earning per Share."

4. Effective this accounting period, the Company classified losses on sale and disposal of fixed assets, which had been previously included in others, net, in other income (expense), into selling, general and administrative expenses. Previous figures for the corresponding period have been reclassified to conform to this presentation.

5. Effective this accounting period, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption results in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Previous figures for the corresponding period have been reclassified to conform to this presentation.

FINANCIAL STATEMENTS
PIONEER CORPORATION -- PARENT COMPANY ONLY
--------------------------------------------------------------------------------

(1) CONDENSED BALANCE SHEETS

                                                              (IN MILLIONS OF YEN)
                                                                    March 31
                                                         ------------------------------
                                                              2003             2002
                                                         -------------     ------------
ASSET
Current assets:
    Cash                                                        19,756            6,410
    Notes and accounts receivable - trade                       42,991           48,415
    Marketable securities                                       28,784           36,350
    Inventories                                                 24,300           25,745
    Other current assets                                        30,876           52,074
                                                         -------------     ------------
       Total current assets                                    146,710          168,996




Fixed assets:
    Tangible                                                    35,368           30,741
    Intangible                                                  13,303            7,701
    Investments and others                                     189,303          181,301
                                                         -------------     ------------
       Total fixed assets                                      237,975          219,744
                                                         -------------     ------------
Total assets                                                   384,685          388,740
                                                         =============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable - trade                                    35,552           34,647
    Accrued expenses                                            37,539           29,545
    Other current liabilities                                   11,981           14,471
                                                         -------------     ------------
       Total current liabilities                                85,074           78,663

Long-term liabilities                                           29,058           29,190
                                                         -------------     ------------
Total liabilities                                              114,133          107,854
Shareholders' equity                                           270,552          280,886
                                                         -------------     ------------
Total liabilities and shareholders' equity                     384,685          388,740
                                                         =============     ============

Notes:

1. Accumulated depreciation on tangible fixed assets on March 31, 2003 and 2002 was 91,857 million yen and 92,455 million yen, respectively.

2. Net income per share of common stock for the year ended March 31, 2003 and 2002 was 23.40 yen and 17.72 yen, respectively.

(2) CONDENSED STATEMENTS OF INCOME


                                                              (IN MILLIONS OF YEN)
                                                              YEAR ENDED MARCH 31
                                                          ----------------------------
                                                              2003            2002
                                                          -----------     ------------
Net sales                                                     450,950          421,409
   Cost of sales                                              358,427          330,612
   Selling, general and administrative expenses                87,669           82,911
                                                          -----------     ------------
Operating income                                                4,853            7,884
   Non-operating income, net                                    5,916            2,409
                                                          -----------     ------------
Ordinary income                                                10,769           10,294
   Other expenses, net                                          6,459            6,804
                                                          -----------     ------------
Income before income taxes                                      4,310            3,489
   Income taxes                                                    66              298
                                                          -----------     ------------
Net income                                                      4,243            3,190
                                                          ===========     ============

(3) APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

                                                             (IN MILLION OF YEN
                                                       EXCEPT PER SHARE INFORMATION)
                                                             YEAR ENDED MARCH 31
                                                   ---------------------------------------
                                                         2003                   2002
                                                   ----------------       ----------------
Unappropriated retained earnings
   at the end of the period                                   3,009                  2,752
Restoration of general reserves                               1,297                      -
                                                   ----------------       ----------------
   Total                                                      4,307                  2,752
To be appropriated as follows:
   General reserve                                                2                      -
   Dividends                                                  1,754                  1,350

                                                      (10.0 yen per           (7.5 yen per
                                                           share of               share of
                                                      common stock)          common stock)
                                                   ----------------       ----------------
Bonus to directors and corporate auditors                        70                      -

                                                             (of 70,
                                                           5 is for
                                                          corporate
                                                          auditors)
                                                   ----------------       ----------------
Unappropriated retained earnings carried
   forward to the next period                                 2,480                  1,402
                                                   ================       ================

Note: Combined with the interim dividends of 7.5 yen per share of common stock paid on December 3, 2002, the total cash dividends for fiscal year 2003 will amount to 17.5 yen per share of common stock.

CONDITION OF SHAREHOLDERS AND SHARES
(AS OF MARCH 31, 2003)
--------------------------------------------------------------------------------


NUMBER OF SHARES ISSUED                                       180,063,836 shares

Note: 4,629,028 shares of treasury stock held by the Company are included.

DISTRIBUTION OF SHARE-OWNERSHIP

                                            NUMBER OF        NUMBER OF SHARES HELD
                                          SHAREHOLDERS     AND ITS PERCENT TO TOTAL
                                          ------------   ---------------------------
Government and local
   public bodies                                 1             6 thousands     (0.00%)
Financial institutions                         125        89,324               (49.61)
Securities companies                            37           749                (0.42)
Other Japanese business corporations           310         4,271                (2.37)
Foreign corporations
   and individuals                             444        53,927               (29.95)
Japanese individuals and others             25,146        31,784               (17.65)
                                          ------------   -----------------   --------
                Total                       26,063       180,063 thousands   (100.00%)

Note: Japanese individuals and others include 4,629 thousand shares as treasury stock held by the Company.

TOP TEN LARGEST SHAREHOLDERS

                                                            NUMBER OF SHARES HELD
                                                          AND ITS PERCENT TO TOTAL
                                                         --------------------------
Japan Trustee Services Bank, Ltd. (Trust Account)        15,242 thousand    (8.46%)
The Master Trust Bank of Japan, Ltd.
   (Trust Account)                                       11,549             (6.41)
Mizuho Bank, Ltd.                                         7,955             (4.41)
UFJ Trust Bank Limited (Trust Account A)                  5,570             (3.09)
State Street Bank and Trust Company                       4,747             (2.63)
The Sumitomo Mitsui Banking Corporation                   4,589             (2.54)
The Bank of Tokyo-Mitsubishi, Ltd.                        4,285             (2.38)
Kanya Matsumoto                                           3,878             (2.15)
UFJ Bank Limited                                          3,836             (2.13)
The Chase Manhattan Bank, N.A. London                     3,405             (1.89)

Note: The Company holds 4,629 thousand shares as treasury stock.

--------------------------------------------------------------------------------

STOCK EXCHANGE LISTINGS
Tokyo Stock Exchange                New York Stock Exchange
Osaka Securities Exchange           Euronext Amsterdam

PRICE PER SHARE AND VOLUME OF SHARES TRADED ON THE TOKYO STOCK EXCHANGE

                                     VOLUME
               HIGH     LOW         (THOUSAND
              (YEN)    (YEN)         SHARES)
              -----    -----         ------
2000

Apr.          2,990    2,085         33,971
May           3,570    2,940         29,773
June          4,350    3,320         30,115
July          4,390    3,500         17,664
Aug.          4,500    3,600         19,639
Sept.         4,940    4,090         24,032
Oct.          4,580    3,190         21,829
Nov.          3,680    3,030         27,982
Dec.          3,800    2,710         24,129

2001

Jan.          3,640    2,920         19,327
Feb.          3,350    2,765         15,574
Mar.          3,750    2,720         21,924
Apr.          3,930    3,020         22,531
May           4,250    3,570         24,332
June          3,950    3,580         22,121
July          3,920    2,960         18,429
Aug.          3,430    2,355         24,539
Sept.         2,710    2,155         21,630
Oct.          2,860    2,210         23,175
Nov.          3,150    2,285         28,229
Dec.          3,290    2,635         23,439

                                     VOLUME
               HIGH     LOW         (THOUSAND
              (YEN)    (YEN)         SHARES)
              -----    -----         ------
2002

Jan.          3,330    2,800         24,977
Feb.          2,685    2,150         42,385
Mar.          2,910    2,440         27,601
Apr.          2,860    2,385         26,982
May           2,595    2,280         25,405
June          2,355    1,981         23,528
July          2,210    1,980         24,659
Aug.          2,260    2,025         31,233
Sept.         2,220    1,900         21,349
Oct.          2,130    1,805         20,215
Nov.          2,430    2,045         32,263
Dec.          2,490    2,150         22,870

2003

Jan.          2,405    2,070         21,562
Feb.          2,600    2,260         33,006
Mar.          2,620    2,390         24,271

                                                           FOR IMMEDIATE RELEASE
                                                                   JUNE 27, 2003

    PIONEER TO ISSUE SHARE ACQUISITION RIGHTS TO BE GRANTED AS STOCK OPTIONS

TOKYO -- Pioneer Corporation has announced that it resolved, at the meeting of its board of directors held on June 27, 2003, to issue share acquisition rights for the purpose of granting stock options, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, and to the approval at its ordinary general meeting of shareholders held on June 27, 2003.

     The terms of the issue are as follows:

                                   Description

1.   Expected date of issue of share acquisition rights:

     July 8, 2003

2.   Aggregate number of share acquisition rights to be issued:

     3,126

3. Class and number of shares to be issued (or transferred from the Company's own shares held by the Company in lieu thereof) upon exercise of share acquisition rights:

     312,600 shares of common stock of the Company

     The number of shares to be issued or transferred upon exercise of each share acquisition right shall be 100.

4.   Issue price of share acquisition rights:

     No consideration shall be paid.

5.   Amount to be paid in per share upon exercise of share acquisition rights:

     The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the "Exercise Price") shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to July 8, 2003 which is the expected date of issue of share acquisition rights, or (ii) such closing price on July 7, 2003 which is the day immediately preceding the expected date of issue of share acquisition rights (if the closing price does not exist on such day, the closing price of the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

6.   Issue of certificates for share acquisition rights:

     Certificates for share acquisition rights shall be issued only upon request of the holders of share acquisition rights.

7. Amount to be accounted for as stated capital in respect of shares to be issued upon exercise of share acquisition rights:


     The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

8.   Persons to whom share acquisition rights shall be allocated:

     Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (total: 430)

References:

     (1) Date of meeting of board of directors to propose an agenda for the authorization to issue share acquisition rights to the ordinary general meeting of shareholders:

          April 25, 2003

     (2)  Date of ordinary general meeting of shareholders:

          June 27, 2003

     (3)  Period during which share acquisition rights may be exercised:

          From and including July 1, 2005, to and including June 30, 2008


                                   # # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/



                                     - 2 -